Exhibit 16

February 21, 2006

Office of Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen;

We have read the section entitled, “Changes in and disagreements with accountants on accounting and financial disclosure”, and resign as the auditor for Serino 1, Corp. without reservation.  We have no disagreements with Serino 1, Corp.

Very truly yours

/s/ Gately & Associates, LLC

Altamonte Springs, FL 32714